                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


|X|      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934
         For the fiscal year ended December 31, 2000,

                                       OR

|_|      TRANSITIONAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934
         For the transition period from ______ to _____.

                         Commission file number 0-02788

            THE ELDER-BEERMAN STORES CORP. FINANCIAL PARTNERSHIP PLAN
            ---------------------------------------------------------
                            (Full title of the Plan)


       THE ELDER-BEERMAN STORES CORP. 3155 El-Bee Road, Dayton, Ohio 45439
       -------------------------------------------------------------------
           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

     THE ELDER-BEERMAN STORES CORP. FINANCIAL PARTNERSHIP PLAN

     Financial Statements as of December 31, 2000 and 1999 and for the Year Ended December 31, 2000 and Supplemental Schedule as of
     December 31, 2000 and Independent Auditors' Report

THE ELDER-BEERMAN STORES CORP.
FINANCIAL PARTNERSHIP PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                                                  PAGE
Independent Auditors' Report                                                                                       1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2000 AND 1999 AND FOR THE YEAR ENDED
  DECEMBER 31, 2000:

   Statements of Net Assets Available for Benefits                                                                 2

   Statement of Changes in Net Assets Available for Benefits                                                       3

   Notes to Financial Statements                                                                                 4 - 6

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2000 -

   Schedule of Assets Held for Investment Purposes at End of Year                                                  7

INDEPENDENT AUDITORS' REPORT


To The Elder-Beerman Stores Corp. Financial Partnership
  Plan Committee:

We have audited the accompanying statements of net assets available for benefits of The Elder-Beerman Stores Corp. Financial Partnership Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP


April 13, 2001
Dayton, Ohio

THE ELDER-BEERMAN STORES CORP.
FINANCIAL PARTNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                              2000          1999
                                                          -----------   -----------
INVESTMENTS, at fair value (Note C):
  Elder-Beerman Stores Corp. Common Stock                 $ 1,168,755   $ 2,114,455
  Mutual Funds:
      American Century Income and Growth Fund              10,776,903    12,467,006
      American Century Strategic Asset Allocation Fund:
        Aggressive                                          2,792,828     2,470,069
        Conservative                                        4,928,539     5,203,103
        Moderate                                           11,168,927    12,929,376
      American Century Value Fund                           2,514,633     2,378,426
      American Century Stable Asset Fund                    4,432,358     5,532,537
      American Century International Growth Fund            3,806,694     4,016,584
      American Century Ultra Fund                          12,781,714    15,441,794
    Participant notes receivable                            1,778,270     2,131,890
                                                          -----------   -----------
          Total investments                                56,149,621    64,685,240
Receivables:
  Employer contributions                                    1,148,203     2,003,932
  Employee contributions                                      116,883
                                                          -----------   -----------
          Total receivables                                 1,265,086     2,003,932
                                                          -----------   -----------
NET ASSETS AVAILABLE FOR BENEFITS                         $57,414,707   $66,689,172
                                                          ===========   ===========


See notes to financial statements.

THE ELDER-BEERMAN STORES CORP.
FINANCIAL PARTNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2000
--------------------------------------------------------------------------------

ADDITIONS (Note C):
  Investment income:
    Dividends and interest                          $  5,015,463
    Net depreciation in fair value of investments    (10,133,136)
                                                    ------------
    Total investment loss                             (5,117,673)
                                                    ------------
  Contributions:
    Employer                                           1,177,371
    Participant                                        3,781,841
    Rollover                                              70,462
                                                    ------------
    Total contributions                                5,029,674
                                                    ------------
          Total additions                                (87,999)
                                                    ------------
DEDUCTIONS:
  Benefits paid to participants                        9,017,368
  Investment and administrative expenses                 169,098
                                                    ------------
          Total deductions                             9,186,466
                                                    ------------
NET DECREASE                                          (9,274,465)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                   66,689,172
                                                    ------------
  End of year                                       $ 57,414,707
                                                    ============


See notes to financial statements.

THE ELDER-BEERMAN STORES CORP.
FINANCIAL PARTNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


A.    DESCRIPTION OF PLAN

      The following brief description of The Elder-Beerman Stores Corp. Financial Partnership Plan (the "Plan") is provided for general information only. Participants should refer to the Summary Plan Description for more complete information.

      GENERAL - The Plan is a defined-contribution plan covering all employees of the Elder-Beerman Stores Corp. (the "Company") and its affiliates who have completed at least one year of continuous service, have been credited with 1,000 or more hours of service during that year and are age 18 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      CONTRIBUTIONS - Each year participants are permitted to defer a portion of their compensation, not less than 1% or more than 15% (in 1% increments), subject to other limitations imposed by law. The Company makes matching contributions by determining its level of profitability and comparing it to a pre-determined contribution table. All active employees on the last day of the Plan year are eligible to receive a matching contribution. For each plan year, the Company may make an annual contribution not to exceed 1% of the employee's compensation while they were a participant for the plan year. Each participant is eligible to receive an annual contribution for the Plan year if they were an active employee on the last day of the Plan year for which the annual contribution is made, they completed at least 1,000 hours of service during the Plan year, and the Company realizes a 1% profit.

      PARTICIPANTS' ACCOUNTS - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution and his/her proportionate share of the Company's contribution, actual earnings and charged with an allocation of administrative expenses. Allocations are based on each participant's compensation, as provided in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      VESTING - Participants are immediately vested in their contributions, plus actual earnings thereon. Vesting in the Company's matching and discretionary annual contribution portion of their account, plus actual earnings thereon is based on years of credited service. A participant is non-vested until reaching five credited years of service, thereafter, they are fully vested. Forfeited balances of terminated participants are used to reduce future Company contributions.

      INVESTMENT OPTIONS - Upon enrollment in the Plan, a participant may direct investment of their 401(k) account balance in any of nine investment options. Participants may change their investment options at any time during the plan year.

      PAYMENT OF BENEFITS - On termination of service due to any reason, a participant may elect to receive either a lump-sum payment directly or a rollover distribution payment into an eligible retirement account.

      PARTICIPANT LOANS - The Plan allows participants to apply for and obtain loans in an amount defined in the Plan (not less than $500 and limited to 50% of the participant's account balance provided such loans do not exceed $50,000) from the balance of the participant's account. All loans must be repaid within five years. The loans are secured by the balance in the participant's account and bear interest at a rate determined by the Company from time to time. Payments of principal and interest are credited to the participant's account.

B.    SUMMARY OF ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The financial statements of the Plan are prepared using the accrual method of accounting.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

      INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. The Company stock is valued at its quoted market price. Participant notes receivable are valued at cost, which approximates fair value.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      ADMINISTRATIVE EXPENSES - Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. A significant amount of the Plan's legal expenses are paid and/or reimbursed by the Plan Sponsor. Administrative expenses for the trustees and other fees are paid directly by the Plan.

      PAYMENT OF BENEFITS - Benefits are recorded when paid.

C.    INVESTMENTS

      The Plan's investments that represent five percent or more of the Plan's net assets available for benefits as of December 31, 2000 and 1999, are as follows.


                                                                  2000          1999
      American Century Income and Growth Fund                  $10,776,903   $12,467,006
      American Century Strategic Asset Allocation Fund:
        Conservative                                             4,928,539     5,203,103
        Moderate                                                11,168,927    12,929,376
      American Century Stable Asset Fund                         4,432,358     5,532,537
      American Century Ultra Fund                               12,781,714    15,441,794
      American Century International Growth Fund                 3,806,694     4,016,584



      During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $10,133,136 as follows:

      Mutual funds                                      $ (9,229,694)
      Common stock                                          (903,442)
                                                        ------------
      Total                                             $(10,133,136)
                                                        ============





D.    INCOME TAX STATUS

      Prior to restatement, the Internal Revenue Service ("IRS") issued a favorable determination letter dated November 4, 1996, stating that the Plan, as then amended, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan sponsor intends to file a request with the IRS for a determination letter on the restated Plan adopted July 1, 1999. Plan management believes that the restated Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, the Plan is qualified and tax-exempt as of the financial statement date.

E.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all vested benefits will be distributed to participants and beneficiaries.

F.    RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by American Century. American Century is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

                                   * * * * * *

THE ELDER-BEERMAN STORES CORP.
FINANCIAL PARTNERSHIP PLAN

SCHEDULE OF INVESTMENTS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2000
--------------------------------------------------------------------------------


                            (b)                                              (c)
                    IDENTITY OF ISSUER,                      DESCRIPTION OF INVESTMENT INCLUDING                           (e)
                    BORROWER, LESSOR OR                       MATURITY DATE, RATE OF INTEREST,                             FAIR
  (A)                  SIMILAR PARTY                          COLLATERAL, PAR OR MATURITY VALUE                            VALUE
        MUTUAL FUNDS:
   *      American Century                           Income and Growth Fund, 356,969 shares                             $10,776,903
   *      American Century                           Strategic Asset Allocation Fund:  Aggressive, 385,218 shares         2,792,828
   *      American Century                           Strategic Asset Allocation Fund:  Conservative, 919,469 shares       4,928,539
   *      American Century                           Strategic Asset Allocation Fund:  Moderate, 1,770,037 shares        11,168,927
   *      American Century                           Value Fund, 394,143 shares                                           2,514,633
   *      American Century                           International Growth Fund, 348,279 shares                            3,806,694
   *      American Century                           Ultra Fund, 394,863 shares                                          12,781,714
          SEI Trust                                  American Century Stable Asset Fund, 4,432,358 shares                 4,432,358

        Participant notes receivable                 Collateralized by participant's account (8% - 10.5%)                 1,778,270
   *    Elder-Beerman Stores Corp.                   Common Stock, 395,967 shares                                         1,168,755
                                                                                                                         ----------

        TOTAL INVESTMENTS                                                                                                $56,149,621
                                                                                                                         ===========


*  Party-in-interest.
Column (d) has been omitted because it is not applicable.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                THE ELDER-BEERMAN STORES CORP.
                                FINANCIAL PARTNERSHIP PLAN

Date:  June 29, 2001            By: /s/ Scott J. Davido
                                    -----------------------------------
                                Scott J. Davido
                                Executive Vice President --
                                Chief Financial Officer, Treasurer and Secretary
                                The Elder-Beerman Stores Corp.

                                   FORM 11-K


INDEX TO EXHIBITS

EXHIBIT NO.
-----------

23   Consent of Independent Auditors